ELPIDA

File No. 82-34850

July 30th, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Elpida Memory, Inc. – Rule 12g3-2(b) Exemption

To whom it may concern:

For our enjoying exemption under the Rule 12g3-2(b) of the Securities Exchange Act of 1934 from certain disclosure requirements applicable to a foreign private issuer, we hereby furnish the following materials:

- Summary translations in English language of documents originally filed to Tokyo Stock Exchange or distributed to our shareholder and/or to public only in Japanese language during a period from April 25 to July 27 in year 2007, as per attached as Annex A.

- Documents originally filed or distributed to our shareholder and/or to the public in English language during a period same the above as per attached as Annex B.

If you have any questions, you can contact to me or my colleague, Yoshimi Yamanaka (Ms.), Legal Group at +81-3-3281-1606 (telephone) or +81-3-3281-1571 (facsimile).

Very truly yours,

By [signature]
Yoshihiro Shima
Professional, Legal Group
Elpida Memory, Inc.

Encls.

dw 8/3

ANNEX A

ENGLISH SUMMARY TRANSLATIONS OF JAPANESE DOCUMENTS

	Date	Title
1.	2007/6/5	Notice of Ordinary General Shareholders Meeting Following the Close of the 8th Fiscal Year
2.	2007/6/28	Notice of Resolutions of the 8th Ordinary General Meeting of Shareholders
3	2007/7/26	News release "the Notice of Establishment of the New Subsidiary

1. Notice of Ordinary General Shareholders Meeting Following the Close of the 8th Fiscal Year

Date of Notice: June 05, 2007

Elpida Memory, Inc.

Ordinary General Shareholders Meeting Following the Close of the 8th Fiscal Year

Date & Time: June 28, 2007; 10:00AM

Meeting Location: Izumi Garden Gallery, Tokyo, Japan

Record Date: March 31, 2007

AGENDA ITEMS

Matters to be reported

1. Report on Business Report, Consolidated Financial Statements for the 8th fiscal year (from April 1, 2006 to March 31, 2007) and the results of audit of the Consolidated Financial Statements by registered Public Accountants and the Board of Corporate Auditors.
2. Report on Non-Consolidated Financial Statements for the 8th fiscal year (from April 1, 2006 to March 31, 2007).

Matters to be resolved

Item 1:	Election of three (3) Corporate Auditors
Item 2:	Election of one (1) alternate Corporate Auditor
Item 3:	Approval of payment of a retirement allowance to the Corporate Auditor
Item 4:	Issuance of new equity subscription rights in the form of stock options
Item 5:	Issuance of new equity subscription rights in the form of stock options to Directors and Corporate Auditors
Item 6:	Amendment regarding aggregate amounts of annual remuneration to Directors

Item 1: Election of Three (3) Corporate Auditors

Due to the expiration of the terms of office of three (3) Corporate Auditors (Mr. Norio Matsumoto, Mr. Kenji Seo and Mr. Yoshiatsu Hayashi) at the close of this Ordinary General Shareholders Meeting the following three (3) candidates are proposed to be appointed as the new Corporate Auditors, the candidates to whom the Board of Corporate Auditors has consented:

1. Mr. Toshimasa Ota, Executive Assistant to Corporate Auditors, Elpida Memory, Inc. (current position); Outside Corporate Auditor, Tera Probe, Inc. (current position);
2. Mr. Tokuo Yamamoto, Chief Manager, Affiliated Company Division, NEC Corporation (current position); and
3. Mr. Katsumi Sakurai, former President, Ibaraki Hitachi Information Service Co., Ltd. (retired).

Notes:

1. No significant conflict of interest exists between candidates Toshimasa Ota, Tokuo Yamamoto and Katsumi Sakurai and the Company.
2. Candidates Tokuo Yamamoto and Katsumi Sakurai qualify as Outside Corporate Auditors under the Item 16, Article 2 of the Company Law.
3. Candidate Tokuo Yamamoto is expected to use his career experience in finance and accounting and in management of group companies to advise the Company on ways to improve efficiency and cooperation among group companies.
4. Candidate Katsumi Sakurai is expected to use his long-term career experience in finance and accounting at electronics product manufacturers to provide advice on-going business matters .
5. Subject to approval from the Ordinary General Shareholders Meeting candidates Tokuo Yamamoto and Katsumi Sakurai will enter into limited liability agreements with the Company in accordance with the Company Law following their appointments as Outside Corporate Auditors. The upper limit of the liability for each Outside Corporate Auditor under their respective limited liability agreements will be 10 million yen or the total amount of money stipulated in Items 1 and 2 of Article 425-1 of the Company Law, whichever is higher.

Item 2: Election of One (1) Alternate Corporate Auditor

It is proposed that one (1) alternate Outside Corporate Auditor be elected in case of vacancy on Outside Corporate Auditors required under the Company Law.

The candidate for an alternate Corporate Auditor, to whom the Board of Corporate Auditors has consented, is Yoriko Noma, Esq, Partner, Miyakezaka Sogo Law Office; current Corporate Auditor, Nippon Computer Systems Corp. and Oracle Corporation Japan.

Notes:

1. No significant conflict of interest exists between candidate Yoriko Noma and the Company.
2. The candidate will be approved as an alternate Outside Corporate Auditor in accordance with as defined in the Item 16, Article 2 of the Company Law.
3. The candidate has been nominated as alternate Outside Corporate Auditor in order to take advantage of her legal expertise and experience to in making improvements to the Company's auditing system. Furthermore, despite a lack of experience in corporate management, Ms. Noma is an experienced practicing attorney in the area of corporate governance and has knowledge of corporate legal, financial and accounting matters. On the basis of her professional background and experience it has been concluded that she will be able to execute the duties of the Outside Corporate Auditor.
4. The Company enters into limited liability agreements with all Outside Corporate Auditors. If Ms. Noma assumes the office of Outside Corporate Auditor such an agreement will also be made with her at the time of the assumption.

   The upper limit of the liability for each Outside Corporate Auditor under their respective limited liability agreements will be 10 million yen or the total amount of money stipulated in Items 1 and 2 of Article 425-1 of the Company Law, whichever is higher.

Item 3: Approval of payment of a retirement allowance to a Corporate Auditor

It is proposed that a retirement allowance be paid to Mr. Norio Matsumoto, who will retire from his office as a Corporate Auditor as of the close of this Ordinary General

Shareholders Meeting. The purpose of the allowance is to reward Mr. Matsumoto for his devoted service to the Company during his term in office. The amount of the allowance will fall within a reasonable range to be determined in accordance with the prescribed standards of the Company. It is proposed that the amount of the allowance, payment date, payment method and other details be delegated to the Corporate Auditors for final determination.

Item 4: Issuance of rights to subscribe for new shares in the form of stock options

It is proposed that new share subscriber rights in the form of stock options (the "Rights") be granted gratis to employees, executive officers, Directors and/or Corporate Auditors of the Company and its subsidiaries and that decisions about details of the Rights scheme be delegated to the Board of Directors.

1. Reason for granting the Rights with favor to persons other than current shareholders:

   To raise the motivation and morale of employees, executive officers, Directors, and/or Corporate Auditors of the Company and its subsidiaries in order to improve business performance and to make it easier for the Company to recruit and hire talented personnel.

2. Total number of the Rights to be granted:

   Not exceeding 1,000 units

3. Consideration for granting the Rights:

   Gratis.

4. Basic conditions of the Rights

   (1) Class and number of shares to be issued upon exercising the Rights:

   The class of shares to be issued or transferred upon exercise of the Rights will be shares of common stock of the Company, and the number of shares to be issued or transferred upon each exercise of one unit of the Rights (hereafter referred to as the "Number of Shares Granted") will be 100 shares of common stock of the Company.

   The Number of Shares Granted will be amended by the Company in the event that, after the grant of the Rights, the Company carries out a stock split or a consolidation of the shares of common stock of the Company, or the Company will merge with or will be merged into another company and the like.

   (2) Amounts of value to be invested at the time of exercising the Rights:

The subscription prices of new shares of common stock in return for exercising each of one unit of the Rights will be the amount obtained by multiplying the subscription price per share (herein below stated) by the Number of Shares Granted.

The price upon exercise of the Rights:

The subscription price per share of the Rights will be determined at the higher of 1.05 of average market quotation of the shares of the Company at the closing of each trading date on the Tokyo Stock Exchange during the month that precedes the month in which the Right is granted, or the closing price at the date of grant of Rights. The above subscription price will be amended, in the event that the Company will issue the common share of stocks with the price less than the market value or that, after the grant of the Rights, the Company carries out a stock split or a consolidation of the shares of common stock of the Company, or the Company will merge with or will be merged into other company and the like.

(3) Valid Terms for exercising the rights:

The valid terms for exercising the Rights will be certain period that fall within July 1, 2009 and March 31, 2014, which will be determined by the Board of Directors.

(4) Conditions for exercising the Rights:

Only the holders of the Rights to be granted hereunder may exercise the Rights only when they continue to be employees, executive officers, Directors and/or Corporate Auditors of the Company or its subsidiaries throughout the period from the date of grants to the date of their exercise, unless he/she retires from his/her office due to years of age or other reasonable causes.

Succession of the Right(s) by inheritance may be possible only when the decedent has been a holder of the Right. Subsequent inheritance is not possible.

The Rights may not be exercised if such Rights have been put in pledged regardless of the period during the period from the date of grants to the date of their exercise.

Other conditions for exercising the Rights will be stated in an agreement between the Company and each of the holders who will be granted the Rights, the terms and conditions of which will be abided by those herein

and decisions of Board of Directors to be made hereunder.

5. Other conditions will be determined by the Board of Directors.

Item 5: Issuance of rights to subscribe for new shares in the form of stock options to Directors and Corporate Auditors

It is proposed that new share subscriber rights in the form of stock options (the "Rights") be granted to Directors (not to exceed a value of 9,725,000 yen in a year) and Corporate Auditors (not to exceed a value of 1,945,000 yen in a year) as non-pecuniary reward. The above reward will be granted in addition to and separate from maximum aggregate amounts of annual remunerations for Directors and Corporate Auditors. The Company has seven (7) Directors (inclusive of four (4) Outside Directors) and four (4) Corporate Auditors (inclusive of two (2) Outside Corporate Auditors).

1. Reason for the grant of non-pecuniary reward to Directors and Corporate Auditors:

   To raise the motivation and morale of Directors, and Corporate Auditors of the Company in order to improve Directors' business performance and to motivate Corporate Auditors to conduct a proper and due diligent audit of the operations of the Company.

2. Basic conditions of the Rights

   The following conditions will be added to those stated in Agenda Item 4 above:

   (1) Number of common stock subject to the Rights:
   Not more than 5,000 shares (to Directors)
   Not more than 1,000 shares (to Corporate Auditors)

   (2) Total number of units of the Rights:
   Not to exceed 50 units (to Directors)
   Not to exceed 10 units (to Corporate Auditors)
   These numbers are included in the total number of rights proposed under Agenda Item 4 above.

   (3) The price for subscription of new shares to exercise the Rights:
   The subscription price per share of the Right will be determined at the higher of 1.05 of average market quotation of the shares of the Company at the closing of each trading date on the Tokyo Stock Exchange during the month that precedes the month in which the Right is granted, or the closing price at the date of grant of the Rights.

(4) Valid Terms for exercising the rights:

The valid terms for exercising the Rights will be a certain period within 5 years after the next day of the day when two (2) years has passed since the Rights are issued, the detailed terms of which will be determined by the Board of Directors.

(5) Other conditions will be determined by the Board of Directors.

Item 6: Amendment regarding the maximum aggregate amounts of annual remuneration to Directors

This is to propose that the maximum aggregate amounts of annual remuneration to Directors be amended from 150 million yen, which was approved at the extraordinary General Meeting of Shareholders held on December 21, 1999, taking into consideration such matters as changes in economic environment along with changes to accounting provisions described in the Company Law where bonus for the Directors will be paid within such maximum aggregate amounts, to:

(1) 150 million yen (inclusive of 15 million yen for Outside Directors) per year inclusive of both remuneration and bonuses, for the fiscal year ending on March 31, 2007; and

(2) 400 million yen (inclusive of 40 million yen for Outside Directors) per year inclusive of both remuneration and bonuses, for the fiscal year ending on March 31, 2008 and thereafter.

The maximum aggregate amounts do not include remunerations to persons who are employees of the Company and who have also been appointed as Directors, to the extent that such remunerations are paid in return for his/her services to the Company as employees.

The Company has seven (7) Directors, including four (4) Outside Directors.

<u>Note</u>:

This summary translation is for reference purposes only. An original and authentic copy of this document is available in Japanese on Elpida Memory's website.

June 28, 2007
Elpida Memory, Inc.

Dear Shareholders

Re: Resolutions of the 8th Ordinary General Meeting of Shareholders

We are pleased to inform you that the 8th Ordinary General Meeting of Shareholders of Elpida Memory, Inc. was held today on June 28, 2007. At the meeting, following reporting items were delivered and resolutions were made as proposed:

Matters reported:

1. Report on Business Report, Consolidated Financial Statements for the 8th fiscal year (from April 1, 2006 to March 31, 2007) and the results of audit of the Consolidated Financial Statements by registered Public Accountants and the Board of Corporate Auditors.
2. Report on Non-Consolidated Financial Statements for the 8th fiscal year (from April 1, 2006 to March 31, 2007).

Matters resolved:

Item 1:	Election of three (3) Corporate Auditors
Item 2:	Election of one (1) alternate Corporate Auditor
Item 3:	Approval of payment of a retirement allowance to the Corporate Auditor
Item 4:	Issuance of new equity subscription rights in the form of stock options
Item 5:	Issuance of new equity subscription rights in the form of stock options to Directors and Corporate Auditors
Item 6:	Amendment regarding aggregate amounts of annual remuneration to Directors

Thank you and regards,

Yukio Sakamoto
Representative Director and CEO

3. New release "the Notice of Establishment of the New Subsidiary"

[Summary Translation]
July 26th, 2007

At the Board of Directors held on July 25th, 2007, Establishment of a new subsidiary in the Netherlands was resolved. The detail is the following;

1) The Outline of New Subsidiary

The Corporate Name	Elpida Memory International B.V.
The Timing of Constitution	scheduled within the first half of 2007FY
The Business	the management and support of the business in Asia and Europe
The Address of the Head Office	Amsterdam, in the Netherlands
The Capital	€18,000
Member of shareholder	Elpida Memory, Inc. ("Elpida") 100%

2) Relating to Corporate Governance

President (part-time) : Akihiko Furusawa
(Managing Director, Elpida Memory (Europe) GmbH.)
Managing Director (part-time): Toshiaki Hagiwara (CFO, Elpida)
Managing Director (full-time): BTMU Trust (Holland) B.V.

3) The Future Prospect

This new subsidiary becomes a consolidated subsidiary of Elpida. We consider the impact on business result of Elpida at 2007FY will be minor.

ANNEX B

ENGLISH DOCUMENTS

	Date	Title	Exhibit
1.	2007/5/15	Elpida Memory Announces Executive Personnel Changes	I
2.	2007/5/17	Elpida Memory Announces Auditors Appointments	II
3.	2007/5/22	Notice Concerning a Changes in Corporate Officers	III
4.	2007/7/25	Notice about merger of a consolidated subsidiary	IV
5.	2007/7/25	Consolidated Financial Report for the 1Q of FY2007	V

EXHIBIT I

1. Elpida Memory Announces Executive Personnel Changes

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Announces Executive Personnel Changes

TOKYO, JAPAN, May 15, 2007 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced the following executive appointments effective today.

New appointments (Former titles are shown in parentheses)

Takehiro Fukuda
Chief Administrative Officer (Chief Financial Officer)
-In charge of Administration & Management Office, Investor Relations Group, Market Communication Group

Toshiaki Hagiwara
Chief Financial Officer (Chief Administrative Officer)
-In charge of Finance & Accounting Office, IP & Legal Department

About Elpida Memory, Inc.

Elpida Memory, Inc., (Tokyo Stock Exchange Code 6665), is a leading manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (front-end processes) and Akita Elpida Memory, Inc. (back-end processes), utilize the most advanced manufacturing technologies available in the industry. Further, we have customer sales and marketing support offices in Japan, North America, Europe, Taiwan, Hong Kong and Singapore. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. We provide applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com.

Elpida Press Contacts:
Tomoko Kobayashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

-###-

EXHIBIT II

2. Elpida Memory Announces Auditors Appointments

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Announces Auditors Appointments

TOKYO, JAPAN, May 17, 2007 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today decided candidates for the positions of auditors in accordance with a decision taken by the Board of Directors convened today. The selections are subject to the approval of the Ordinary General Shareholders' Meeting on June, 2007.

1. Auditor Candidates

Toshimasa Ota

currently Executive Manager, IP & Legal Department, Elpida Memory, Inc.

Tokuo Yamamoto

currently Chief Manager, Affiliated Company Division, NEC Corporation

Katsumi Sakurai

formerly President, Ibaraki Hitachi Information Service Co., Ltd.

2. Resigning Auditors

Norio Matsumoto

currently Corporate Auditor; Corporate Auditor, Hiroshima Elpida Memory, Inc.

Kenji Seo

currently Corporate Auditor; Vice President, NEC Corporation

Yoshiatsu Hayashi

currently Corporate Auditor; Senior Manager, Finance Department I, Hitachi Ltd.

-more-

About Elpida Memory, Inc.

Elpida Memory, Inc., (Tokyo Stock Exchange Code 6665), is a leading manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (front-end processes) and Akita Elpida Memory, Inc. (back-end processes), utilize the most advanced manufacturing technologies available in the industry. Further, we have customer sales and marketing support offices in Japan, North America, Europe, Taiwan, Hong Kong and Singapore. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. We provide applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com.

Information in this news release is current as of the timing of the release, but may be revised later without notice.

Elpida Press Contacts:
Tomoko Kobayashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

-###-

EXHIBIT III

3. Notice Concerning a Change in Corporate Officers

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Notice Concerning a Change in Corporate Officers

TOKYO, JAPAN, May 22, 2007 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), has made a change to the corporate officers personnel as noted below.

Resignation:
Mr. Shigeru Koshimaru
Chief Quality Assurance Officer

Based on resolutions approved by Tera Probe's General Shareholders Meeting and Board of Directors, Mr. Koshimaru was appointed President and Chief Executive Officer of Tera Probe, Inc. effective today.

Elpida has been in the process of transferring the product quality responsibilities of the Quality Assurance Office to divisions closer to its customers. Because this transfer was nearly at an end, we have made the decision to abolish the Office. Elpida's horizontal quality guarantee service will be continued by a newly established Quality Assurance Group.

About Elpida Memory, Inc.

Elpida Memory, Inc., (Tokyo Stock Exchange Code 6665), is a leading manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (front-end processes) and Akita Elpida Memory, Inc. (back-end processes), utilize the most advanced manufacturing technologies available in the industry. Further, we have customer sales and marketing support offices in Japan, North America, Europe, Taiwan, Hong Kong and Singapore. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. We provide applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com.

Information in this news release is current as of the timing of the release, but may be revised later without notice.

Elpida Press Contacts:
Tomoko Kobayashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

-###-

EXHIBIT IV

4. Notice about merger of a consolidated subsidiary

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Press Contacts:
Corporate Communication Group
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Notice about merger of a consolidated subsidiary

TOKYO, JAPAN, July 25, 2007 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), announced that a resolution was passed at the Board of Directors' meeting held on July 25, 2007 that Hiroshima Elpida Memory, Inc., a 100% owned subsidiary, is to be merged into the parent company. The details of the merger are as follows.

1. Purpose and details of merger

   Elpida currently wishes to and is in the process of fully merging its operations with its 100%-owned DRAM manufacturing subsidiary, Hiroshima Elpida Memory. The result should be a centralized management structure to coordinate technology development, manufacturing and sales that can deliver greater management efficiency and a stronger business base.

2. Summary of merger

   (1) Schedule

Board of directors' meeting regarding resolution of merger	July 25, 2007
Scheduled Board of directors' meeting regarding final approval	September 27, 2007
Scheduled signing of merger contract	September 27, 2007
Effective date of merger	April 1, 2008

   In accordance with Article 796, Paragraph 3 and Article 784, Paragraph 1 of the Corporate Law, both Elpida Memory, Inc. and Hiroshima Elpida Memory, Inc. do not need to undergo approval process of Merger Contract at respective shareholders' meeting.

   (2) Method of merger

   Hiroshima Elpida Memory, Inc. is to be merged into Elpida Memory, Inc. Hiroshima Elpida Memory, Inc. is to be dissolved.

   (3) Deal with share warrant and convertible bond issued by Hiroshima Elpida Memory, Inc.

   Hiroshima Elpida Memory, Inc. does not issue share warrant and convertible bond.

-more-

3. Outline of companies involved in merger (as March 31, 2007)

(1) Name of company	Elpida Memory, Inc. (merging company)	Hiroshima Elpida Memory, Inc. (company to be merged)
(2) Major business segments	Development, design and sale of DRAM	Manufacturing DRAM for Elpida Memory, Inc.
(3) Date of establishment	December 20, 1999	September 1, 2003
(4) Head office	2-1, Yaesu 2-chome, Chuo-ku, Tokyo	7-10, Yoshikawa Kogyo Danchi, Higashi Hiroshima-shi, Hiroshima
(5) Representative	President & CEO, Yukio Sakamoto	President, Yukio Sakamoto
(6) Paid-in capital	155.0 billion yen	325 million yen
(7) Number of shares issued	129,288,900	7,000
(8) Total shareholders' equity	372,625 (millions of yen)	37 (millions of yen)
(9) Total assets	681,730 (millions of yen)	463,644 (millions of yen)
(10) Fiscal term	March 31	March 31
(11) Number of Employees	907	1,908
(12) Name of major shareholders, number of shares held and investment ratio	Hitachi, Ltd. 11.1% The Master Trust Bank of Japan, Ltd. 10.3% Japan Trustee Services Bank, Ltd. 9.5% NEC Corporation 6.0% Japan Trustee Services Bank, Ltd. 3.4%	Elpida Memory, Inc. 100%

4. Outline of Elpida Memory, Inc. following the merger

(1) Name of Company	Elpida Memory, Inc.
(2) Major Business Segments	Development, design, manufacture and sale of DRAM
(3) Head Office	2-1, Yaesu 2-chome, Chuo-ku, Tokyo
(4) Representative	President & CEO Yukio Sakamoto
(5) Paid-in Capital	155.0 billion yen (There will be no increase in Paid-in capital due to this merger.)
(6) Total assets	There is little impact to be caused by this merger.
(7) Fiscal Term	March 31
(8) Impact on Financial Forecasts	There is little impact to be caused by the merger of Hiroshima Elpida Memory, Inc. on the consolidated group financial results as well as non-consolidated financial results.

About Elpida Memory, Inc.

Elpida Memory, Inc., (Tokyo Stock Exchange Code 6665), is a leading manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (front-end processes) and Akita Elpida Memory, Inc. (back-end processes), utilize the most advanced manufacturing technologies available in the industry. Further, we have customer sales and marketing support offices in Japan, North America, Europe, Taiwan, Hong Kong and Singapore. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. We provide applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com.

Information in this news release is current as of the timing of the release, but may be revised later without notice.

-###-

EXHIBIT V

5. Consolidated Financial Report for the 1Q of FY2007

Elpida Memory, Inc.
(Tokyo Stock Exchange, 6665)
2-2-1 Yaesu, Chuo-ku, Tokyo
104-0028 Japan
URL: http://www.elpida.com/en/ir/

Elpida IR Contacts:
Kumi Higuchi / Shinya Oshima
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: 6665ir@elpida.com

Elpida Press Contact:
Kumi Higuchi
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Consolidated Financial Report for the 1Q of FY2007

TOKYO, JAPAN, July 25, 2007 – Elpida Memory, Inc ("Elpida"), Japan's leading supplier of Dynamic Random Access Memory ("DRAM"), today announced its consolidated financial results for the first quarter of FY2007.

1. Business Results

(1) 1Q of FY2007 Operating Results (April 1, 2007 – June 30, 2007)

In the 1Q, demand for DRAMs for non-computing devices (digital consumer electronic and mobile devices) remained strong, but demand for DRAMs for computing devices (PCs and servers) continued to stall QoQ. In mid May the spot price for DDR2 SDRAM, a leading PC DRAM product, fell below $US2. The price returned to above the $US2 level after demand started to see signs of seasonal recovery in late June in response to back-to-school sales, but the DDR2 average spot market price fell more than 50% QoQ.

Accordingly, Elpida's selling prices for computing DRAMs declined significantly in the 1Q. The company's blended DRAM average selling price (ASP) declined 35% QoQ, but this was partially mitigated by non-computing DRAMs, which saw a slower rate of price decline. Bit shipments rose 13% QoQ. As a result, 1Q net sales fell 24% QoQ but increased 19% YoY to 109.5 billion yen.

Operating income was 3.7 billion yen. Severe market conditions lasting from the previous quarter led to declines of 75% QoQ and 59% YoY. Still, profitability continued, mainly as a result of the reasonably good profits from higher non-computing DRAMs net sales and cost-cutting made possible by better productivity and yields.

Ordinary income was 3.7 billion yen. Extraordinary income/losses included a 22.1 billion yen gain from the sale of tangible fixed assets (including the April 27 transfer of 200mm equipment to Cension Semiconductor Manufacturing Corporation), a 2.4 billion yen inventory valuation loss and a 0.8 billion yen loss on the disposal of fixed assets.

As a result of the foregoing, 1Q net income rose 72% QoQ and 120% YoY to 14.6 billion yen.

Forecasts included in this document are forward-looking statements that are based on management's view from the information available at the time of this report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to its supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. Elpida disclaims any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

(2) Sales by business segment

[QoQ Change] (Billions of yen)

	3 mo. ended Jun 30, 2007 (1Q-FY2007)		3 mo. ended Jun 30, 2006 (1Q-FY2006)		YoY Chg (%)	3 mo. ended Mar 31, 2007 (4Q-FY2006)		QoQ Chg (%)
Non-Computing [1]	60.6	55.4	47.1	51.2	+28.6	55.3	38.3	+9.7
Computing[1]	48.9	44.6	45.0	48.8	+8.7	88.9	61.7	-45.0
Total net sales	109.5	100.0	92.1	100.0	+18.9	144.2	100.0	-24.1

Note: Figures on the table above are not audited.

☐ **Non-Computing**

Non-computing demand remained strong. In the background was 1) greater need for high-function DRAMs for digital-broadcast and ultra-thin mobile phones in Japan, 2) growth in overseas shipments of mobile phones equipped with camera modules and 3) forward movement in replacing pseudo-SRAM with DRAM for mobile phones. As a result, 1Q non-computing sales increased 10% QoQ to a new quarterly high of 60.6 billion yen.

☐ **Computing**

Because Windows Vista™ for PCs is affecting expectations, DRAM makers are experiencing excess production. As a result, DRAM prices have dropped sharply. Consequently, 1Q Computing sales fell 45% QoQ to 48.9 billion yen.

2. Financial Conditions

(1) Assets, Liabilities and Net assets

Tangible fixed assets at the end of the 1Q were almost unchanged YoY at 380.1 billion yen. Capital investment in manufacturing equipment and other types of equipment was generally offset by the above-mentioned sale of 200mm equipment.

Accounts receivable-other rose 36.2 billion yen compared with the end of FY 2006 partly because of the sale of 200mm equipment.

Also, cash and time deposits fell as a result of 52.1 billion yen payments for capital investments and a 58.3 billion yen investment in Rexchip Electronics Corporation ("Rexchip"), the joint venture with Powerchip Semiconductor Corp. Based on the investment in Rexchip, investments and other assets increased.

As a result, total assets at the end of the 1Q rose 9.8 billion yen compared with the end of FY 2006 to 772.2 billion yen.

End-1Q interest-bearing debt fell 6.1 billion yen compared with the end of FY 2006 to 223.5 billion yen, mainly as a result of partial repayment of lease obligations.

Net assets at the end of the quarter have risen by 17.7 billion yen QoQ to 396.7 billion yen, largely because of the addition of quarterly net income to retained earnings.

---

[1] As of FY 2007 the Digital Consumer Electronic & Mobile Devices segment and Other segment have been merged into a new segment called "Non-Computing" while the Server segment and PC segment have been merged into a new segment called "Computing.". For QoQ and YoY comparison purposes, 1Q and 4Q FY 2006 sales figures for Non-Computing are based on the total sales of Digital Consumer Electronic & Mobile Devices and Other, and sales for Computing are based on total sales of Servers and PCs.

(2) Cash Flows

Operating activities provided net cash of 51.9 billion yen, an increase of 34.2 billion yen YoY, owing to an improvement in working capital made possible by a decrease in accounts receivable-trade and inventories.

Investing activities used net cash of 107.6 billion yen, 69.3 billion yen more than a year earlier. Among the reasons for this result was increased investment in the acquisition of tangible fixed assets (to strengthen 70nm process facilities) and greater investments in securities in connection with the investment in Rexchip.

As a result, free cash flow (a combination of net cash provided by operating activities and net cash used in investing activities) saw a net outflow of 55.7 billion yen, an increase of 35.1 billion yen YoY.

3. Outlook

Tightly balanced supply and demand conditions in the DRAM market can result in extreme price volatility, which can strongly affect our business results. Since a precise forecast of future PC DRAM prices is quite difficult Elpida is not presenting earnings forecasts. Instead, as shown below, we are presenting several estimates relevant to the 2Q of FY2007 that can be used as a general guideline. In addition, some important planned future events are noted.

[Quarterly estimates] (Figures in billions of yen otherwise specified)

	1Q FY2007 (Actual)	2Q FY2007 (Estimate)
QoQ bit growth	+13%	+5-10%
QoQ ASP change	-35%	N/A
Depreciation and amortization	22.1	23.0
Selling, general and administrative expenses	13.7	15.0
Non-Computing segment sales ratio(1)	55%	50%
Outsourced sales ratio	26%	30%

Note: Forecasted figures are approximate numbers.

4. Business Risk

One of the particular features of the semiconductor industry is that earnings can fluctuate greatly in line with movement along the business cycle (which in the semiconductor industry is generally known as the "silicon cycle"). In the DRAM business which Elpida participates in, this feature is particularly evident with respect to PC DRAM products that face severe global competition. This may adversely affect Elpida's business, financial condition and operations.

Also, the continuation of Elpida's business is critically dependent on undertaking research & development and capital investment on an extremely large scale. Consequently, Elpida must adopt certain measures to handle the business and other kinds of risks associated with that investment.

Listed below are the major risk factors Elpida has identified from among the variety of business and other forms of risk. Elpida has constructed a risk management system to address the kinds of risk in this list. This system is used to either avoid risk or minimize the impact of any apparent risk.

---

(1) As of FY 2007 the Digital Consumer Electronic & Mobile Devices segment and Other segment have been merged into a new segment called "Non-Computing" while the Server segment and PC segment have been merged into a new segment called "Computing."

- Cyclical changes unique to the global DRAM market caused by overcapacity following facility expansion, downward pricing pressure resulting from an imbalance between supply and demand, and other factors
- Industry realignment and other changes induced by severe competition in the DRAM industry
- Loss of or decreased demand from key customers
- Problems related to the supply of key materials or higher prices for materials
- Unsuccessful new products or problems with the transfer to the 70nm process
- The possibility that capital procurement may fall short of capital investment plans or that funds procured for use in capital investment spending may not deliver a sufficient return
- A decline in the quality of products procured from outsourcing partners, disruptions of business arrangements with these partners, and an inadequate capacity at partners to respond to product orders
- A conspicuous slowdown in the manufacture of DRAM products, interrupted production, or product defects caused by problems in the manufacturing process or with manufacturing facilities
- Severe competition with other companies in the hiring of engineers
- An inability to protect proprietary intellectual property and the rejection of a patent application
- Litigation relating to intellectual property rights and anti-trust disputes
- The influence of litigation and investigations resulting from anti-competitive practices
- Damaged facilities or disrupted supply acquisition arrangements caused by earthquakes or other natural disasters, terrorist attacks, epidemics, civil disturbances or other events that Elpida cannot control
- Emergence of new legal obligations caused by the strengthening or amending of environmental laws and regulations
- Political disturbances, domestic security disruptions, changes in laws or public policy or changes in business conditions or other unfavorable factors in countries or regions where Elpida does business
- Changes in the US dollar or Euro currency exchange rates
- Significant changes in interest rates
- The impact of our joint venture, including the management policies of joint venture partners, possible changes in the management environment and other factors
- Changes in general economic conditions

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

	As of March 31, 2007	As of March 31, 2006	Change
(Assets)			
I Current assets			
1. Cash and cash equivalents	166,700	111,443	55,257
2. Notes and accounts receivable, trade	106,511	55,272	51,239
3. Inventories	55,412	39,187	16,225
4. Accounts receivable, other	6,231	16,764	(10,533)
5. Other current assets	9,957	6,270	3,687
6. Allowance for doubtful accounts	(172)	(92)	(80)
Total current assets	344,639	228,844	115,795
II Fixed assets			
1. Tangible fixed assets	387,226	313,019	74,207
2. Intangible fixed assets	9,390	7,702	1,688
3. Investments and other assets	21,181	18,555	2,626
Total fixed assets	417,797	339,276	78,521
Total assets	762,436	568,120	194,316
(Liabilities)			
I Current liabilities			
1. Accounts payable, trade	64,948	41,201	23,747
2. Current portion of bond	–	10,000	(10,000)
3. Current portion of long-term debt	28,181	39,692	(11,511)
4. Current portion of obligation under capital leases	11,809	25,605	(13,796)
5. Accounts payable, other	67,203	46,632	20,571
6. Other current liabilities	12,531	7,874	4,657
Total current liabilities	184,672	171,004	13,668
II Long-term liabilities			
1. Bond	140,000	110,000	30,000
2. Long-term debt	40,200	68,381	(28,181)
3. Obligation under capital leases	9,423	21,717	(12,294)
4. Other long-term liabilities	9,164	6,235	2,929
Total long-term liabilities	198,787	206,333	(7,546)
Total liabilities	383,459	377,337	6,122
(Shareholders' equity)			
I Capital stock	–	87,239	(87,239)
II Additional paid-in capital	–	98,339	(98,339)
III Retained earnings	–	5,044	(5,044)
IV Unrealized loss on marketable securities	–	(195)	195
V Foreign currency translation adjustments	–	357	(357)
VI Treasury stock	–	(1)	1
Total shareholders' equity	–	190,783	(190,783)
Total liabilities and shareholders' equity	–	568,120	(184,661)

(1) Consolidated Balance Sheets

(Millions of yen)

	As of March 31, 2007	As of March 31, 2006	Change
(Net assets)			
I Shareholders' equity			
1. Capital stock	155,009	–	155,009
2. Additional paid in capital	166,051	–	166,051
3. Retained earnings	57,987	–	57,987
4. Treasury stock	(2)	–	(2)
Total shareholders' equity	379,045	–	379,045
II Valuation and translation adjustments			
1. Unrealized loss on marketable securities	(90)	–	(90)
2. Deferred gains or losses on hedges	(652)	–	(652)
3. Foreign currency translation adjustments	631	–	631
Total valuation and translation adjustments	(111)	–	(111)
III Stock subscription rights	43	–	43
Total net assets	378,977	–	378,977
Total liabilities and net assets	762,436	–	385,099

(2) Consolidated Statements of Operations

(Millions of yen)

	Fiscal year ended				Change
	March 31, 2007		March 31, 2006		
Account		Ratio (%)		Ratio (%)	Increase or decrease
I Net sales	490,039	100.0	241,554	100.0	248,485
II Cost of sales	367,432	75.0	198,964	82.4	168,468
Gross profit	122,607	25.0	42,590	17.6	80,017
III Selling, general and administrative expenses	54,187	11.0	42,446	17.5	11,741
Operating income	68,420	14.0	144	0.1	68,276
IV Non-operating income					
1. Interest income	1,362		279		1,083
2. Dividend income	108		247		(139)
3. Equity in earnings of affiliated company	258		20		238
4. Local government subsidy	396		1,150		(754)
5. Others	530		347		183
V Non-operating expenses					
1. Interest expense	4,282		4,098		184
2. Foreign exchange losses	1,484		145		1,339
3. Stock issuance costs	384		0		384
4. Bond issuance costs	132		177		(45)
5. Others	1,156		843		313
Ordinary income/(loss)	63,636	13.0	(3,076)	(1.3)	66,712
VI Extraordinary income	203	0.0	2,125	0.9	(1,922)
VII Extraordinary losses	5,493	1.1	4,543	1.9	950
Income (loss) before income taxes	58,346	11.9	(5,494)	(2.3)	63,840
Income taxes	5,403	1.1	(786)	(0.4)	6,189
Net income/(loss)	52,943	10.8	(4,708)	(1.9)	57,651

Note: "Income taxes" is consists of corporate tax, inhabitant tax, business tax and deferred tax.

(3) Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Changes in Net Assets

Consolidated Statements of Changes in Shareholders' Equity

(Millions of yen)

	As of March 31, 2007	As of March 31, 2006
(Additional paid in capital)		
I Balance of additional paid in capital at beginning of year	–	98,334
II Increase in additional paid in capital		
Issuance of new shares for capital increase	–	5
III Decrease in additional paid in capital		
Reversal of additional paid in capital	–	–
IV Balance of additional paid in capital at end of year	–	98,339
(Retained earnings)		
I Balance of retained earnings at beginning of year	–	9,752
II Decrease in retained earnings		
Net loss	–	4,708
III Balance of retained earnings at end of year	–	5,044

(3) Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Changes in Net Assets

Consolidated Statements of Changes in Net Assets

For the year ended March 31, 2007

(Millions of yen)

	Shareholders' equity				
	Capital stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March31, 2006	87,239	98,339	5,044	(1)	190,621
Changes					
New shares issuance for capital increase	67,119	67,061			134,180
New shares issuance for execution of stock option	651	651			1,302
Net income			52,943		52,943
Purchase of treasury stock				(1)	(1)
Net changes other than shareholders' equity					–
Net changes	67,770	67,712	52,943	(1)	188,424
Balance as of March31, 2007	155,009	166,051	57,987	(2)	379,045

(Millions of yen)

	Valuation and translation adjustments				Stock subscription rights	Total Net Assets
	Unrealized loss on marketable securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March31, 2006	(195)	–	357	162	–	190,783
Changes						
New stocks issuance for capital increase				–		134,180
New stocks issuance for execution of stock option				–		1,302
Net income				–		52,943
Purchase of treasury stock				–		(1)
Net changes other than shareholders' equity	105	(652)	274	(273)	43	(230)
Net changes	105	(652)	274	(273)	43	188,194
Balance as of March31, 2007	(90)	(652)	631	(111)	43	378,977

(4) Consolidated Statements of Cash Flows

(Millions of yen)

	Fiscal year ended		
	March 31, 2007	March 31, 2006	increase or decrease
I Operating activities			
Income (loss) before income taxes	58,346	(5,494)	63,840
Depreciation and amortization	77,769	53,368	24,401
Increase in allowance for doubtful accounts	80	56	24
Interest and dividend income	(1,470)	(526)	(944)
Interest expense	4,282	4,098	184
Equity in earnings of affiliated company	(258)	(20)	(238)
Income from sale of tangible fixed assets	(137)	(1,122)	985
Losses on sale and disposal of tangible fixed assets	1,846	751	1,095
Increase in accounts receivable, trade	(50,957)	(16,830)	(34,127)
Increase in inventories	(15,423)	(6,211)	(9,212)
(Increase) decrease in accounts receivable, other	10,618	(10,294)	20,912
Increase in accounts payable, trade	23,762	13,312	10,450
Increase (decrease) in accounts payable, other	(2,329)	5,467	(7,796)
Others	(2,690)	1,299	(3,989)
Subtotal	103,439	37,854	65,585
Interest and dividends received	1,407	361	1,046
Interest paid	(4,121)	(3,894)	(227)
Income taxes paid	(858)	(456)	(402)
Net cash provided by operating activities	99,867	33,865	66,002
II Investing activities			
Disbursements for deposit money in bank	(1,495)	–	(1,495)
Withdrawal of time deposits	351	–	351
Purchase of investment securities	(2,393)	(3,702)	1,309
Purchase of tangible fixed assets	(126,748)	(175,505)	48,757
Proceeds from sale of tangible fixed assets	279	707	(428)
Purchase of intangible fixed assets	(2,572)	(3,221)	649
Collection of investment in leases	2,082	1,045	1,037
Acquisition of long-term prepaid expenses	(1,050)	(1,993)	943
Acquisition of business	(5,125)	–	(5,125)
Others	15	16	(1)
Net cash used in investing activities	(136,656)	(182,653)	45,997
III Financing activities			
Proceeds from long-term debt	–	50,000	(50,000)
Repayments of long-term debt	(39,692)	(19,020)	(20,672)
Proceeds from issuance of stocks	135,098	10	135,088
Proceeds from issuance of bonds	29,868	39,823	(9,955)
Payments for redemption of bonds	(10,000)	–	(10,000)
Proceeds from sale-and-leaseback transactions	2,377	28,836	(26,459)
Repayments of obligation under capital leases	(27,080)	(30,198)	3,118
Purchase of treasury stock	(1)	(1)	0
Net cash provided by financing activities	90,570	69,450	21,120
IV Effect of exchange rates changes on cash and cash equivalents	322	983	(661)
V Net increase (decrease) in cash and cash equivalents	54,103	(78,355)	132,458
VI Cash and cash equivalents at beginning of the year	111,443	189,798	(78,355)
VII Cash and cash equivalents at end of the year	165,546	111,443	54,103

Free cash flow (I + II)	(36,789)	(148,788)	111,999

[Basic important matters for preparation of consolidated financial statements]

1. Scope of consolidation

   Consolidated all subsidiaries

   Number of the consolidated subsidiaries : 7

   Name of the consolidated subsidiaries: Hiroshima Elpida Memory, Inc.
   Akita Elpida Memory, Inc.
   Elpida Memory (USA) Inc.
   Elpida Memory (Europe) GmbH
   Elpida Memory (Taiwan) Co., Ltd
   Elpida Memory (Hong Kong) Co., Ltd
   Elpida Memory (Singapore) Pte. Ltd

   In July 2006, Akita Elpida Memory, Inc. was established and included in the consolidated subsidiaries.

2. Application of equity method

   Number of the company accounted for by the equity method : 1
   Name of the company accounted for by the equity method : Tera Probe, Inc.

3. The fiscal year end date for the consolidated subsidiaries

   The fiscal year end date for the consolidated subsidiaries is the same as the Company.

4. Accounting principles

   (1) Investment securities

   Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gains or losses, net of the applicable income taxes, included directly in net assets. Cost of securities sold is determined by the moving average method. Other securities with no fair value are stated at moving average cost.

   (2) Derivatives

   Derivatives are stated based on a market value method.

   (3) Inventories

   Inventories are stated at the lower of cost or market.
   The cost of finished products, semifinished components, work in process and raw materials is determined by the first-in, first-out basis, except for work in process of subsidiaries determined by the average method. The cost of supplies is determined individually, except for supplies of a subsidiary are stated at cost determined by the most recent purchase price method.

(4) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on the following estimated useful lives of the assets. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Buildings and structures:	2 to 60 years
Machinery and equipment:	2 to 22 years
Furniture and fixtures:	2 to 23 years

Leased assets which meet certain criteria are capitalized and amortized on a straight-line basis over the lease terms.

Certain costs incurred to develop or obtain internal use computer software are capitalized and are amortized on a straight-line basis over the estimated useful life of 5 years.

(5) Stock and bond issuance costs

Stock and bond issuance costs are charged to income as incurred.

(6) Allowance for doubtful accounts

An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful receivables.

(7) Accrued bonuses

Accrued bonuses to employee are provided for the estimated amounts, which the company will pay based on the service provided during the current period.

(8) Accrued bonuses to directors

Accrued bonuses to directors are provided for the estimated amounts, which the company will pay based on the service provided during the current period.

(9) Allowance for inventories devaluation

Following purchase of inventories from consignment factories, the company reserved allowance on devaluation losses at end of period, which the company expects to bear.

(10) Pension and severance plans for empolyees

Pension and severance costs were accrued based on the benefit obligations and pension plan assets at the end of the current fiscal year.

Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan, which is currently 15years.

(11) Severance plans for directors and statutory auditors

Severance costs were accrued based on the benefit obligations at end of period.

(12) Accrual for settlements and litigation

The Company has provided an accrual for the settlements and litigation relating to the anti-trust disputes and litigation in northern America.

(13) Foreign currency translation

Foreign currency receivables and payables are translated into Japanese yen at effective period-end exchange rates and the resulting transaction gains or losses are taken into the consolidated results. The balance sheet accounts of foreign consolidated subsidiaries and an affiliated company are translated into Japanese yen at effective period-end exchange rates, except for the components of shareholders' equity which are translated at their historical exchange rates, and all income and expense accounts are translated at the average exchange rate in effect during the period. The resulting translation differences are recorded in a separate component of shareholders' equity as translation adjustments.

(14) Major lease transactions

Capital leases are as per accounting of sales.

(15) Hedge accounting

① Hedge accounting

The company has adopted deferral hedge accounting for its derivative transactions. Some interest swaps have been adopted exceptional treatment under Japanese GAAP.

② Derivative instruments and subject

The interest rate swap is as the derivative instruments and the long-term debt and bond are subject to hedge.

③ Policy of derivative transactions

The Company has entered into interest rate swap agreements in order to manage certain risks arising from adverse fluctuation in interest rates.

④ Evaluation of Hedge effectiveness

Hedging effectiveness is determined by comparing the cumulative changes in cash flows or fair values from the hedging instruments with those from the hedged items.
The evaluation of hedge effectiveness for exceptional treatment is omitted.

(16) Consumption tax and other

Accounted exclusive of consumption taxes and local consumption taxes

5. Valuation of assets and liabilities of consolidated subsidiaries

The Company adopts the partial fair value method

6. Amortization of Goodwill

Goodwill is amortized on a straight-line method over 5 years or 15years.

7. Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents consist of cash on hand, cash in banks which can be withdrawn at any time and short-term investments with a maturity of three months or less when purchased which can easily be converted to cash and are subject to little risk of change in value.

|Adoption of New Accounting Standard|

(1) Accounting standard for presentation of net assets in the balance sheet

Effective from the year ended March 31, 2007, the Company and its subsidiaries in Japan adapted Accounting Standards Board of Japan Statement No.5 "Accounting standard for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board of Japan Guidance No.8 "Guidance on Accounting standard for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005. Account corresponding to conventional "total shareholders' equity" in the balance sheet is 379,586millions of yen.

(2) Accounting standard for stock options

Effective from the year ended March 31, 2007, the Company adopted Accounting Standards Board of Japan Statement No.8 "Accounting standard for Stock-Based compensation", of December 27, 2005 and Accounting Standards Board of Japan Guidance No.11 "Guidance on Accounting standard for Stock-Based compensation" of May 31, 2006, both issued by the Accounting Standards Board of Japan. As a result of the adoption, selling, general and administrative expenses increased by ¥43 million, thereby causing operating income and income before income taxes to be decreased by ¥43 million, compared with the amounts that would have been recorded under the previous accounting method.

(3) Accounting standards for Business Combinations

Effective from the year ended March 31, 2007, the Company and its Subsidiary in Japan adopted "Accounting Standard for Business Combinations" (Business Accounting Council, issued on October 31, 2003), "Accounting Standard for business Divestitures" (Accounting Standards Board of Japan statement No.7 issued on December 27, 2005) and "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (Accounting Standards Board of Japan Guidance No.10 issued on December 22, 2006).

(4) Accounting standards for Directors' Bonus

Effective from the year ended March 31, 2007, the Company and its subsidiaries in Japan adopted "Accounting Standard for Directors' Bonus" (Accounting Standard Board of Japan Statement No.4 issued by Accounting Standard Board of Japan on November 29, 2005). As a result of the adoption, selling, general and administrative expenses increased by ¥26 million, thereby causing operating income and income before income taxes to be decreased by ¥26 million, compared with the amounts that would have been recorded under the previous accounting method.

(Notes to Consolidated statements of changes in net assets)

For the year ended March 31, 2007

1. Type and number of shares outstanding and treasury stock

	Number of shares as of March 31, 2006	Number of shares increased in the current period	Number of shares decreased in the current period	Number of shares as of March 31,2007
Outstanding shares				
Common stock	96,468,400	32,820,500	–	129,288,900
Total	96,468,400	32,820,500	–	129,288,900
Treasury stocks				
Common stock	315	211	–	526
Total	315	211	–	526

*1. Increase in the number of shares outstanding of 30,000,000 shares was due to the public offering of shares, 2,300,000 shares was due to the allocation of shares to a third party, and 520,500 shares was due to the execution of stock options.

2. Increase in the number of treasury stock of 211 common stocks was due to purchase of less-than-one-unit shares.

2. Stock subscription rights

	Breakdown of stock subscription rights	Type of shares	Objective and Number of Shares Applicable to Share				Balance of shares as of March, 2007 (millions of yen)
			Number of shares as of March 31,2006	Increase in the Number of Shares during the current period	Decrease in the Number of Shares during the current period	Number of shares as of March 31, 2007	
Issuing company	Stock subscription rights as stock option	Common stock	–	–	–	–	43

(Notes to Consolidated statements of cash flow)

1. Cash and cash equivalents at March 31, 2007 and 2006 are reconciled to the account reported in the consolidated balance sheet as follows :

	As of March 31, 2007 (Million of yen)	As of March 31, 2006 (Million of yen)
Cash on hand and in banks	166,700	111,443
Less : Time deposits due over three months	1,154	–
Cash and cash equivalents	165,546	111,443

2. Significant non-cash transactions

	As of March 31, 2007 (Million of yen)	As of March 31, 2006 (Million of yen)
(1)Purchase of assets by finance lease transaction	990	1,049
(2)Purchase of marketable securities by Investment in-kind	4,838	–

(Lease transactions)

At March 31, 2006 and 2007, the Company had operating leases with minimum rental commitments as follows:

	As of March 31, 2007 (Million of yen)	As of March 31, 2006 (Million of yen)
Due within 1 year	8,832	14,405
Due over 1 year	9,584	16,625
Total	18,416	31,030

(1) Other marketable securities

(Millions of yen)

	Fiscal year ended March 31, 2007			Fiscal year ended March 31, 2006		
	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Securies of which fair value below cost						
Marketable securities	2,334	2,249	(85)	2,213	2,018	(195)

(2) Securities with no fair value

(Millions of yen)

	Book value
Other securities Unlisted bonds	2,321
Total	2,321

(3) Redemption schedule of securities with maturity and held-to-maturity bonds of other securities

(Millions of yen)

	Within one year	Over one year within five years	Over five years within ten years	Over ten years
Bonds	–	2,321	–	–
Total	–	2,321	–	–

(Derivative Financial Instruments)

Notional Amounts, Fair Value and Unrealized Gain or Loss of Derivatives

(Millions of yen)

Classification	Description	March 31, 2007				March 31,2006			
		Notional amount	Notional amount more than 1 year	Fair value	Gain	Notional amount	Notional amount more than 1 year	Fair value	Gain (loss)
Transactions other than market transactions	Forward foreign exchange contract								
	Selling:								
	U.S. dollar	40,045	–	39,825	220	24,702	–	24,730	(28)
	Buying:								
	U.S. dollar	586	–	586	0	2,571	–	2,604	33
Total		–	–	–	220	–	–	–	5

Note: Fair value at March 31, 2007 and 2006 is calculated by market quotation. The above information excludes the derivatives accounted for as hedge instruments.

(Segment Information)

[Business Segment Information]

During the year ended March 31, 2007 and the year ended March 31, 2006 our group was operating a single segment of the semiconductor business centering on DRAM, so the information by business segment is omitted.

[Geographical segment information]

The fiscal year ended March 31, 2007

	Japan (MY)	Asia (MY)	Europe (MY)	North America (MY)	Total (MY)	Offset or corporate total (MY)	Consoli-dated (MY)
Sales							
(1) Sales to third parties	174,248	129,754	33,854	152,183	490,039	–	490,039
(2) Inter-segment sales and transfers	296,753	161	119	283	297,316	(297,316)	–
Total	471,001	129,915	33,973	152,466	787,355	(297,316)	490,039
Operating expenses	412,884	127,232	32,262	146,695	719,073	(297,454)	421,619
Operating income	58,117	2,683	1,711	5,771	68,282	138	68,420
Assets	743,317	48,830	8,877	29,029	830,053	(67,617)	762,436

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
(1) Asia: Hong Kong, Singapore and Taiwan
(2) Europe: Germany
(3) North America: the United States

The fiscal year ended March 31, 2006

	Japan (MY)	Asia (MY)	Europe (MY)	North America (MY)	Total (MY)	Offset or corporate total (MY)	Consoli-dated (MY)
Sales							
(1)Sales to third parties	124,092	49,841	11,394	56,227	241,554	–	241,554
(2)Inter-segment sales and transfers	107,782	52	29	261	108,124	(108,124)	–
Total	231,874	49,893	11,423	56,488	349,678	(108,124)	241,554
Operating expenses	232,948	49,294	11,060	56,264	349,566	(108,156)	241,410
Operating income	(1,074)	599	363	224	112	32	144
Assets	562,026	21,876	5,337	14,960	604,199	(36,079)	568,120

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
(1) Asia: Hong Kong, Singapore and Taiwan
(2) Europe: Germany
(3) North America: the United States

[Overseas sales]

The fiscal year ended March 31, 2007

	North America	Asia	Europe	Total
I Overseas sales (MY)	152,073	133,664	33,855	319,592
II Consolidated sales (MY)				490,039
III Ratio of overseas sales over consolidated sales (%)	31.0	27.3	6.9	65.2

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
North America: the United States
Asia: Taiwan, Singapore and Hong Kong
Europe: Whole area
3: The amount of overseas sales is the amount of sales made by our Company and consolidated subsidiaries in countries and regions outside Japan.

The fiscal year ended March 31, 2006

	North America	Asia	Europe	Total
I Overseas sales (MY)	56,227	49,841	11,394	117,462
II Consolidated sales (MY)				241,554
III Ratio of overseas sales over consolidated sales (%)	23.3	20.6	4.7	48.6

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
North America: the United States
Asia: Taiwan, Singapore and Hong Kong
Europe: Whole area
3: The amount of overseas sales is the amount of sales made by our Company and consolidated subsidiaries in countries and regions outside Japan.

(Amounts Per Share)

(yen)

For the year ended March 31,2007		For the year ended March 31,2006	
Shareholders' equity per share	¥2,930.92	Shareholders' equity per share	¥1,977.69
Net income per share	¥444.00	Net loss per share	¥48.81
Diluted net income per share	¥437.94	Diluted net income per share*	—

*Diluted net income per share was not shown because the Company had a net loss per share during the period.

Basis for calculation of net income (loss) per share is as follow:

(Millions of yen)

	For the year ended March 31,2007	For the year ended March 31,2006
Net income (loss)	52,943	(4,708)
Amount not attributable to common stock	—	—
Net income (loss) attributable to common stock	52,943	(4,708)
Average number of shares outstanding during the year (thousand shares)	119,242	96,465
Increase number of shares outstanding during the year (thousand shares) (Including Stock options (thousand shares))	1,651 (1,651)	—
Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive.	—	Stock options (3,921,200shares)

(Subsequent Events)

Sale of Fixed Assets

On April 10, 2007 an agreement has been reached to transfer manufacturing equipment in our 200mm Fab (E200) at Hiroshima Elpida to Cension Semiconductor Manufacturing Corporation ("Cension"), a company in China. The asset transfer price, which includes the license fee of installation know-how, is US$320 million. The transaction will take effect on April 27, 2007.

An initial phase of delivery of equipment (approximately half of the total capacity) will be completed by the end of November 2007. The remaining equipment will be delivered during the second phase which is scheduled to be completed in 2008. During the transfer period, products made in Hiroshima will continue to be sold to our customer. We will also purchase products manufactured by using the transferred equipment from SMIC, the company that will be entrusted with manufacturing operations from Cension.

Appendix (Unaudited)

1. Selected Quarterly Consolidated Statements of Operations

(Millions of yen)

	Apr-Jun 2006 (1Q-FY2006)	%	Jul-Sep 2006 (2Q-FY2006)	%	Oct-Dec 2006 (3Q-FY2006)	%	Jan-Mar 2007 (4Q-FY2006)	%	Apr-Jun 2007 (1Q-FY2007)	%
Net sales	92,098	100.0	111,147	100.0	142,609	100.0	144,185	100.0	109,482	100.0
Gross profit	21,417	23.3	30,586	27.5	41,248	28.9	29,356	20.4	17,455	15.9
Selling, general and administrative expenses	12,279	13.4	13,504	12.1	13,980	9.8	14,424	10.0	13,712	12.5
Operating income	9,138	9.9	17,082	15.4	27,268	19.1	14,932	10.4	3,743	3.4
Income before income taxes	6,235	6.8	12,805	11.5	26,512	18.6	12,794	8.9	22,426	20.5
Net income	6,605	7.2	12,919	11.6	24,934	17.5	8,485	5.9	14,554	13.3
EBITDA(1)	24,492	26.6	32,220	29.0	47,683	33.4	36,002	25.0	45,495	41.6

2. Selected Consolidated Financial Data

(Figures in millions of yen otherwise specified)

	Jun 30, 2006 (1Q-FY2006)	Sep 30, 2006 (2Q-FY2006)	Dec 31, 2006 (3Q-FY2006)	Mar 31 2007 (4Q-FY2006)	Jun 30, 2007 (1Q-FY2007)
Cash and time deposits	73,507	204,607	187,563	166,700	116,467
A/R collection period(2)	64 days	61 days	60 days	66 days	65 days
Inventory holding period(3)	54 days	60 days	54 days	43 days	53 days
Interest-bearing debt(4)	255,440	240,029	232,877	229,613	223,511
Net D/E ratio(5)	0.92 times	0.10 times	0.12 times	0.17 times	0.27 times
Shareholders' equity ratio(6)	36.9%	48.8%	48.6%	49.7%	51.4%

3. Selected Consolidated Statements of Cash Flows

(Millions of yen)

	Apr-Jun 2006 (1Q-FY2006)	Jul-Sep 2006 (2Q-FY2006)	Oct-Dec 2006 (3Q-FY2006)	Jan-Mar 2007 (4Q-FY2006)	Apr-Jun 2007 (1Q-FY2007)
Net cash provided by operating activities	17,701	30,243	22,636	29,287	51,927
Net cash used in investing activities	(38,283)	(18,453)	(34,098)	(45,822)	(107,600)
Net cash provided by financing activities	(17,161)	118,507	(6,988)	(3,788)	4,800
Free cash flow	(20,582)	11,790	(11,462)	(16,535)	(55,673)

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(1) *EBITDA = Income (loss) before income taxes + Interest expense + depreciation and amortization*

(2) *A/R collection period (days) = Accounts receivable, trade / Average monthly net sales x 30 days*

(3) *Inventory holding period (days) = Inventories / Average monthly cost of sales x 30 days*

(4) *Interest-bearing debt = Bond + Short-term debt + Long-term debt + Obligation under capital leases*

(5) *Net D/E ratio (times) = (Interest-bearing debt – Cash and time deposits) / Total net assets*

(6) *Shareholders' equity ratio (%) = (Total net assets – Share subscription rights) / Total Assets x 100*

END